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                KPMG PEAT MARWICK LLP LETTERHEAD APPEARS HERE]

                                                                   Exhibit 16.01


January 19, 1998

Securities and Exchange Commission
Washington, D.C. 20549



Ladies and Gentlemen:

We were previously principal accountants for Network Six, Inc. ("the Company") and, under the date of March 28, 1997, we reported on the financial statements of Network Six, Inc. as of and for the years ended December 31, 1996 and 1995. Our report on those financial statements included an additional paragraph describing circumstances that raise substantial doubt about the Company's ability to continue as a going concern. A copy of our report is attached hereto.

On January 6, 1998, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated January 6, 1998, and we agree with such statements except for the following:

1. We are not in a position to agree or disagree with the Company's statement that neither it nor anyone on its behalf (i) consulted with the newly engaged accountant regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) had been provided with advice that was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue.

2. We are not in a position to agree or disagree with the Company's statements that the decisions to terminate its relationship with KPMG Peat Marwick LLP and engage SKM were approved by the Audit Committee of the Board of Directors.

In a letter dated May 27, 1997 to the Audit Committee of the Board of Directors, we communicated the circumstances surrounding our disagreement regarding revenue recognition related to the Company's contract with the State of Hawaii.

Very truly yours,

/s/ KPMG Peat Marwick LLP



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                [KPMG PEAT MARWICK LLP LETTERHEAD APPEARS HERE]



                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Network Six, Inc.

We have audited the accompanying balance sheets of Network Six, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Six, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

The accompanying 1996 and 1995 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed more fully in note 12 to the financial statements, in 1996 the State of Hawaii terminated a significant system implementation contract with the Company and filed a lawsuit against the Company seeking an unspecified amount for damages due to alleged breach of contract, including alleged failure to complete the design, application programming, system test, and system implementation. In January 1997, the Company filed a counterclaim alleging that the State had fraudulently induced the Company into designing and building a system having capabilities and features beyond the scope of the contract. Management of the Company and its attorneys are unable to predict with any certainty the ultimate outcome of this litigation, including the probability that this litigation will have a material adverse impact on the Company's financial position. At December 31, 1996, the Company had unbilled work-in-progress related to the contract with the State of Hawaii of approximately $3.5 million, which exceeded the Company's stockholders equity of approximately $1.7 million, and for which no allowance for uncollectibility has been recorded. Additionally, the Company has not accrued for any liability to the State which may result from this litigation. Also, the Company is involved in other litigation related to the Hawaii contract as discussed in note 12, has suffered recurring losses, and its bank financing agreement has expired. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these uncertainties are also described in note 12. The 1996 and 1995 financial statements do not include any adjustments that might result from the outcome of these uncertainties.


                             /s/ KPMG Peat Marwick LLP

Providence, Rhode Island
March 28, 1997